Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-255980

BLACKROCK HPS CREDIT STRATEGIES FUND

Supplement dated July 10, 2026 to the

Prospectus of BlackRock HPS Credit Strategies Fund,

dated April 30, 2026

This supplement amends certain information in the prospectus (the “Prospectus”) of BlackRock HPS Credit Strategies Fund (the “Fund”), dated April 30, 2026. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

On July 6, 2026, the Fund entered into an amended and restated credit agreement with respect to its existing revolving credit facility with Société Générale. Accordingly, effective immediately, the following changes are made to the Prospectus:

The second paragraph in the section of the Prospectus entitled “Prospectus Summary—Leverage” is deleted in its entirety and replaced with the following:

The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. The Fund has entered into a revolving credit facility with a commitment of up to $125 million, which may be increased to a maximum of $400 million (the “Facility”). The Fund currently utilizes leverage for investment purposes through the Facility. The Fund may also use leverage by investing in derivative instruments with leverage embedded in them. The Fund may, but does not currently intend to, issue preferred shares of beneficial interest (“Preferred Shares”). The Fund is permitted to borrow money in an amount up to 33 1/3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them in a limited manner or subject to a limit on leverage risk calculated based on value-at-risk, as required by Rule 18f-4 under the Investment Company Act. As of June 30, 2026, the Fund had $48,000,000 in borrowings outstanding under the Facility, representing approximately 8.50% of the Fund’s Managed Assets (9.29% of the Fund’s net assets). The use of leverage creates an opportunity for increased common share net investment income dividends, but also creates risks for the holders of Shares. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). See “Leverage” in the prospectus.

The section of the Prospectus entitled “Leverage—Credit Agreement” is deleted in its entirety and replaced with the following:

The Fund has entered into an Amended and Restated Credit Agreement with Société Générale (the “Lender”) that established the Facility. The Facility provides for a commitment of up to $125 million, which may be increased to a maximum of $400 million. The Fund pays interest at an agreed upon rate, as well as a commitment fee on the unused portion of the Facility. The Fund is also subject to an upfront fee payable to the Lender with respect to the Facility. The Facility expires on September 30, 2027 unless extended or renewed. The Fund’s borrowings under the Facility, if any, are secured by eligible securities held in its portfolio of investments. As of June 30, 2026, the Fund had $48,000,000 in borrowings outstanding under the Facility, representing approximately 8.50% of the Fund’s Managed Assets (9.29% of the Fund’s net assets).

The Credit Agreement contains provisions customarily found in credit agreements for similar financings, including, among other things, requirements to prepay outstanding amounts and all interest thereon during an event of default, and indemnification of the Lender against liabilities it may incur in connection with the Facility. The Credit Agreement also contains customary covenants that, among other things, (a) limit the Fund’s ability to incur additional debt, change certain of its investment policies, engage in certain transactions, including mergers and consolidations, and (b) have the effect of limiting the Fund’s ability to pay distributions in certain circumstances, except that during an event of default, the Fund is permitted to make distributions to its shareholders as needed to (i) maintain its status as a “regulated investment company” for U.S. federal income tax purposes and (ii) comply with its fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the Investment Company Act.

There can be no assurance that the Facility will not in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of Preferred Shares or debt securities or by the use of other forms of leverage.

Investors should retain this supplement for future reference.

PRO-CREDX-0726SUP